Foghorn Taproom
Profit and Loss
January - December 2023

		Total
Income		
Sales		2,164,123.40
Sales Tax		-173,735.00
Total Sales	$	**1,990,388.40**
Total Income	$	**1,990,388.40**
Cost of Goods Sold		
COGS - Beer & Wine		124,384.85
COGS - Food		463,683.90
Total Cost of Goods Sold	$	**588,068.75**
Gross Profit	$	**1,402,319.65**
Expenses		
100 Payroll Expenses		
101 Wages		940,968.36
103 Health Insurance		28,198.92
104 Workers Comp Insurance		7,961.00
105 Payroll Taxes - Employer		74,379.09
Total 100 Payroll Expenses	$	**1,051,507.37**
200 Rent or Lease		
201 Rent		88,456.00
202 Dishwasher Rental		7,157.36
203 Fridge Rental		3,584.70
Total 200 Rent or Lease	$	**99,198.06**
300 Utilities		
Garbage		16,661.12
Internet		3,878.87
PG&E		43,667.73
Water		8,634.65
Total 300 Utilities	$	**72,842.37**
400 Bank Charges		
Interest Expense		9,616.15
Total 400 Bank Charges	$	**9,616.15**
500 Repairs & Maintenance Services		
Janitorial Services		44,325.87
Outside Services		1,960.55
Repairs & Maintenance		15,682.97
Total 500 Repairs & Maintenance Services	$	**61,969.39**
600 Dues & Subscriptions		
DirectTV		4,479.78
POS		4,484.06
Quickbooks		360.00
Total 600 Dues & Subscriptions	$	**9,323.84**
800 Taxes & Licenses		
Franchise Tax		800.00
Local Taxes		3,633.10
Permits & Licenses		75.00
Total 800 Taxes & Licenses	$	**4,508.10**
Advertising/Marketing/Promotional		6,439.82
Legal & Professional Services		1,740.00
Liability Insurance		12,557.10
Shift Meals		37,162.00
Supplies & Materials		36,422.09
Total Expenses	$	**1,403,286.29**
Net Operating Income	-$	**966.64**
Other Income		
Interest Earned		4.17
Total Other Income	$	**4.17**
Net Other Income	$	**4.17**
Net Income	-$	**962.47**

Foghorn Taproom
Balance Sheet
As of December 31, 2023

		Total
ASSETS		
Current Assets		
Bank Accounts		
Foghorn1		17,549.89
Foghorn2		500.00
Savings		20,000.44
Total Bank Accounts	$	**38,050.33**
Other Current Assets		
Cash on Hand		3,340.55
Total Other Current Assets	$	**3,340.55**
Total Current Assets	$	**41,390.88**
Fixed Assets		
Furniture & Fixtures		23,233.95
Accumulated Depreciation		-23,233.95
Total Furniture & Fixtures	$	**0.00**
Intangible Assets		
Accumulated Amortization		4,113.59
Goodwill		140,000.00
Leasehold Agreement		2,050.00
Liquor License		10,950.00
Total Intangible Assets	$	**157,113.59**
Leasehold Improvements		112,168.00
Accumulated Depreciation		-69,171.00
Total Leasehold Improvements	$	**42,997.00**
Machinery & Equipment		54,761.46
Accumulated Depreciation		-54,761.46
Total Machinery & Equipment	$	**0.00**
Total Fixed Assets	$	**200,110.59**
Other Assets		
Security Deposits		12,000.00
Total Other Assets	$	**12,000.00**
TOTAL ASSETS	$	**253,501.47**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Credit Cards		
Main Credit		-252,715.08
Ender Credit		256,382.31
Total Main Credit	$	**3,667.23**
Total Credit Cards	$	**3,667.23**
Total Current Liabilities	$	**3,667.23**
Long-Term Liabilities		
Family Loan		0.00
SBA Disaster Loan		38,300.00
SBA Loan		70,772.03
SBA PPP Loan		0.00
Total Long-Term Liabilities	$	**109,072.03**
Total Liabilities	$	**112,739.26**
Equity		
Partner Contributions		
Partner Contributions - D. Heft		94,000.00
Partner Contributions - E. Markal		97,000.00
Total Partner Contributions	$	**191,000.00**
Partner Distributions		
Partner Distributions - D. Heft		-5,000.00
Partner Distributions - E. Markal		-5,000.00
Total Partner Distributions	-$	**10,000.00**
Retained Earnings		-39,275.32
Net Income		-962.47
Total Equity	$	**140,762.21**
TOTAL LIABILITIES AND EQUITY	$	**253,501.47**

Foghorn Taproom
Statement of Cash Flows
January - December 2023

	Total
OPERATING ACTIVITIES	
Net Income	-962.47
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Main Credit	-13,275.08
Main Credit:Ender Credit	16,677.32
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$ 3,402.24**
Net cash provided by operating activities	**$ 2,439.77**
INVESTING ACTIVITIES	
Intangible Assets:Liquor License	-495.00
Net cash provided by investing activities	**-$ 495.00**
FINANCING ACTIVITIES	
SBA Loan	-22,085.89
Partner Contributions:Partner Contributions - D. Heft	10,000.00
Partner Contributions:Partner Contributions - E. Markal	10,000.00
Partner Distributions:Partner Distributions - D. Heft	-5,000.00
Partner Distributions:Partner Distributions - E. Markal	-5,000.00
Retained Earnings	30,530.92
Net cash provided by financing activities	**$ 18,445.03**
Net cash increase for period	**$ 20,389.80**
Cash at beginning of period	17,660.53
Cash at end of period	**$ 38,050.33**

Tuesday, Mar 19, 2024 10:44:44 AM GMT-7